XODTEC LED, INC. 2F., No. 139, Jian 1st Rd., Jhonghe City, Taipei County 235, Taiwan (R.O.C.) Tel: 886-2-2228-6276 Fax: 1-212-930-9725

December 10, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Sharon Virga

Re:	Xodtec LED, Inc. Form 10-K for the Fiscal Year Ended February 28, 2010 Filed July 19, 2010 File No. 333-148005

We hereby submit the responses of Xodtec LED, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 22, 2010, providing the Staff’s comments with respect to the above referenced company filings with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended February 28, 2010

Consolidated Financial Statements

Consolidated Statement of Changes in Stockholders’ Equity, page F-5

Note 1 – Nature of Operations and Basis of Presentation, page F-8

1.	Tell us if the Balance, February 28, 2009 should be marked “restated.” Please revise if applicable.

Company Response: We have amended the annual report on Form 10-K for the fiscal year ended February 28, 2010 to include “restated” next to the February 28, 2009 balance in the Consolidated Statement of Changes in Stockholders’ Equity.

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Basis of Presentation, page F-8

1.
Please tell us in detail, citing the accounting literature on which you have relied, your financial reporting for your 35% owned subsidiary, Radiant Sun Development, S.A.  Please tell us your consideration of ASC 323.

Company Response: We account for our interest in our equity investments pursuant to ASC 323 “Investments – Equity Method and Joint Ventures,” which sets forth guidance as to the treatment of equity investments.  Because our only unconsolidated subsidiary is inactive, does not meet the test of a significant subsidiary under Rule 1-02(w)of Regulation S-X and any summarized information is de minimus, we are not required to include summarized financial information with respect to this entity and the absence of summarized financial information does not impact our consolidated financial statements.

Note 1 – Restatement of Prior Financial Statements, page F-8

2.
Please tell us why you have not provided the required disclosure for restated financial statements pursuant to ASC 250-10-50.  Please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure

Company Response: We have amended the annual report on Form 10-K for the fiscal year ended February 28, 2010 to include the required disclosure for the restated financial statements pursuant to ASC 250-10-50.

Note 5 – Reverse Acquisition, page F-15

Note 6 – Capital Stock and Share-Based Payments, page F-16

3.
For each transaction, tell us and disclose in future filings the value that you attributed to your stock and how it was determined.  In addition, please tell us how you followed the guidance in ASC 815-40 and ASC 815-10 regarding determining whether an instrument (or an embedded feature) is indexed to your stock.  We note that On October 5, 2009, you sold 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.50 per share.  Pursuant to the subscription agreement, you agreed that, for 18 months thereafter, you would not issue any class or debt or equity which could be convertible into common stock.  If the Company issues common stock to any investor at a price of less than the $0.70 per share, then the Company would issue to the investor at a price of less the $0.70 per share, then the company would issue to the investor such number of additional shares which equals to the amount of the investor’s purchase ($700,000) by the difference between $0.7.0 per share and the purchase price paid in the subsequent offering.  The value of warrants was determined by using the Black-Scholes pricing model with the following assumptions: discount rate at 1.24%; dividend yield at 0%; expected volatility at 72% and term of 2.5 years.  The value of the warrants was $435,493.

Company Response: We have revised Note 5 – Reverse Acquisition and Note 6 – Capital Stock and Share-Based Payments to include the value attributed to the common stock and how the value was determined in the amended annual report on Form 10-K for the fiscal year ended February 28, 2010.

We acknowledge the Staff’s comment and would like to clarify how we accounted for the common stock and warrants transaction dated October 5, 2009.

1. Embedded feature in the common stock subscription agreement classified as equity.
☐ Pursuant to ASC 815-10-15-74 under Certain Contracts Involving an Entity’s Own Equity, notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the Company did not considered the embedded feature of the equity-linked instrument to be derivative instruments because the conversion option is clearly and closely related to the host instrument (the common stock) and therefore not accounted for at fair value under ASC 815. We also analyzed the embedded feature under ASC 815-10-15-74, noting that it would not be considered a derivative because it is classified as stockholders’ equity and is indexed to the Company’s own stock.

☐ The common stock subscription agreement contained anti-dilution provision that would provide for a fixed payoff in the Company’s own stock upon the occurrence of a contingent event which is based on the Company’s subsequent stock issuance price of less than $0.70 per share. The embedded feature was recorded as a common stock discount on the date of issuance because it cannot be detachable from the host equity-linked instrument or remeasured at fair value from the subscription agreement pursuant to ASC 815-40-15-3.

2. Warrants associated with the common stock transaction classified as equity.
☐ Because the warrants associated with our common stock transactions require a net share settlement, they should be classified as equity per ASC 815-40-25-1.
☐ Furthermore, per ASC 815-10-15-74, because the warrants associated with our common stock transaction are indexed to our own stock, as the warrants do not contain any contingent exercise provisions (Step 1) and the anti-dilution provision only provides investors protection from dilution directly attributable to a Company-initiated transaction (Step 2), and are classified as an equity instrument, they are not accounted for as a derivative at fair value.
☐ As noted above, the proceeds of the common stock and warrants offering were allocated between the common stock and the warrants based upon their relative fair values in accordance with ASC 815-40-55.

The Company also believes that our adoption of the codification did not impact our treatment of this equity instrument and we confirm that in future filings we will include a more detailed discussion of the specific terms and accounting for the common stock and warrants and other embedded features classified as equity.

Forms 10-Q for the Quarterly Period Ended May 31 and August 31, 2010

General

4.
Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Company Response: We have amended the quarterly report on Form 10-Q for the periods ended May 31 2010 and August 31, 2010 to incorporated the proposed amendments to the 10-K as listed in our responses to SEC comments 1 -3 above.

In connection with responding to Staff comments, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Xodtec LED, Inc.

By: /s/ Yao-Ting Su
       Yao-Ting Su